                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 8)1

                               LIQUID AUDIO, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   53631T 10 2
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2002
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------------                          ---------------------------
CUSIP No. 53631T 10 2                13D               Page 2 of 8 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,062,866
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,062,866
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,062,866
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 53631T 10 2                13D               Page 3 of 8 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,062,866
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,062,866
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,062,866
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 53631T 10 2                13D               Page 4 of 8 Pages
---------------------------                          ---------------------------

            The following constitutes Amendment No. 8 ("Amendment No. 8") to the
Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule
13D as specifically set forth.

  Item 3 is hereby amended and restated as follows:

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 The aggregate  purchase price of the 2,062,866 Shares of Common
Stock owned by Steel Partners II is $4,832,856. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 4 is hereby amended to add the following:

                 On June 14, 2002,  Steel  Partners II delivered a letter to the
Board of  Directors  of the Issuer  expressing  its  opposition  to the Issuer's decision to enter into a definitive merger agreement with Alliance Entertainment
Corp.  and  offering to acquire all of the  Issuer's  shares of common stock for
$2.75 per share in cash.  Steel Partners II believes that its proposed  all-cash offer is superior to the proposed  merger and  represents the best means for the
Issuer's shareholders to maximize the value of their shares in the short term. A copy  of the  letter  is  filed  as an  exhibit  to  this  Amendment  No.  8 and incorporated herein by reference.

   The second paragraph of Item 5(a) is hereby amended and restated as follows:

                 As of the close of business on June 13, 2002, Steel Partners II beneficially owned 2,062,866 Shares of Common Stock, constituting  approximately
9.1% of the Shares outstanding.  Mr.  Lichtenstein  beneficially owned 2,062,866
Shares,   constituting  approximately  9.1%  of  the  Shares  outstanding.   Mr.
Lichtenstein has sole voting and dispositive power with respect to the 2,062,866
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

   Item 5(c) is hereby amended to add the following:

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock by the Reporting Persons since the filing of Amendment No.
7 to the Schedule 13D.

   Item 7 is hereby amended to add the following exhibit:

                 9.   Letter  from  Steel  Partners  II,  L.P.  to the  Board of
                      Directors of Liquid Audio, Inc., dated June 14, 2002.

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CUSIP No. 53631T 10 2                13D               Page 5 of 8 Pages
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                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2002                      STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ---------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                          --------------------------
                                          WARREN G. LICHTENSTEIN

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CUSIP No. 53631T 10 2                13D               Page 6 of 8 Pages
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                                   SCHEDULE A

                        Transactions in the Shares Since
                        --------------------------------
                       Amendment No. 7 to the Schedule 13D
                       -----------------------------------

 Shares of Common Stock             Price Per                       Date of
       Purchased                    Share($)                       Purchase
      -----------                   ---------                     ----------

                             STEEL PARTNERS II, L.P.
                             -----------------------

          8,100                      2.5200                        5/29/02

                               WARREN LICHTENSTEIN
                               -------------------
                                     None

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CUSIP No. 53631T 10 2                13D               Page 7 of 8 Pages
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                                  EXHIBIT INDEX

Exhibit                                                                  Page
-------                                                                  ----
1.          Joint Filing Agreement, dated July 26,
            2001 (previously filed).

2.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated September 10, 2001
            (previously filed).

3.          Letter from Steel Partners II, L.P. to
            certain officers and directors of
            Liquid Audio, Inc., dated October 3,
            2001 (previously filed).

4.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated October 22, 2001
            (previously filed).

5.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated October 25, 2001
            (previously filed).

6.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated November 26, 2001
            (previously filed).

7.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated April 16, 2002
            (previously filed).

8.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated May 29, 2002
            (previously filed).

9.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid                              8
            Audio, Inc., dated June 14, 2002.

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CUSIP No. 53631T 10 2                13D               Page 8 of 8 Pages
---------------------------                          ---------------------------

                                 STEEL PARTNERS
                              150 SOUTH RODEO DRIVE
                                    SUITE 100
                         BEVERLY HILLS, CALIFORNIA 90212
                                    --------
                               TEL (310) 246-3741
                               FAX (310) 777-3041

June 14, 2002

The Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063

Ladies and Gentlemen:

Steel Partners II, L.P. ("Steel  Partners"),  the largest  shareholder of Liquid
Audio, Inc. (the "Company"),  is shocked by the Company's decision to merge with
Alliance Entertainment Corp. ("Alliance"). Clearly we are not the only group who feels this way given the  reaction by your second  largest  shareholder  and the substantial  decrease in the Company's stock price  following the  announcement.
Also, from the limited public information provided, it appears this proposal may not have been unanimously supported by the Board of Directors.

We fully intend to vote against this proposal  since the value is well below the liquidation  value of the Company.  Because the Board of Directors has failed to find a buyer who will make an  all-cash  bid for the shares and the  Company has wasted an enormous  amount of cash and time in the  process of  entering  into a proposed transaction which will only continue to dissipate shareholder value, we hereby offer to acquire all of the Company's  shares for $2.75 per share in cash through a tender offer.  We believe our due diligence  would take no longer than ten days. Please note our offer is not subject to any financing contingency.

We strongly believe this offer represents a "superior  proposal" to the proposed
Alliance  merger.  Additionally,  our proposal  offers  shareholders a risk free alternative for realizing maximum shareholder value.

Finally, we ask that you do not further delay the annual meeting of shareholders and hold the meeting as scheduled on July 1, 2002 so that all  shareholders  can decide whether they would like you to further pursue this merger or would rather have responsible owners control the Company.

Very truly yours,

/s/ Josh Schechter
------------------
Josh Schechter